December 23, 2009

Via EDGAR Transmission and the Mail

Nudrat Salik, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549-4631

RE:	Elizabeth Arden, Inc.
SEC Comment Letter dated December 17, 2009
Form 10-K for the fiscal year ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Definitive Proxy Statement on Schedule 14A filed on October 13, 2009
File No. 1-6370

Dear Ms. Salik:

             This letter will confirm our conversation of December 22, 2009 that Elizabeth
Arden, Inc. intends to file its response to the December 17, 2009 comment letter from the
Staff of the Division of Corporation Finance via EDGAR by Friday, January 15, 2010.

Sincerely,

/s/ Beatriz Koltis

Beatriz Koltis
Vice President and Associate General Counsel

cc:          S. Smith

2400 SW 145 Avenue Miramar, Florida * Phone (954) 364-6900